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                             January 14, 2022

       Nicholas Vita
       Chief Executive Officer
       Columbia Care Inc.
       680 Fifth Ave., 24th Floor
       New York, NY 10019

                                                        Re: Columbia Care Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 14,
2021
                                                            File No. 000-56294

       Dear Mr. Vita:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed December 14, 2021

       Product Selection and Offerings, page 27

   1. We note your response to our prior comment 4 and reissue. Please disclose clearly that none of your
products treat or cure any disease, that none of your products require approval by the U.S.
Food and Drug Administration, and that none has been approved, reviewed or cleared by
the FDA for any purpose. In this regard, we note that your
                                                        disclosure on page 28
indicates that certain of your products are "designed to provide long-lasting relief
across a wide range of symptom and illness categories" and "address the continuum of
patient conditions, symptoms and consumer needs."
       Intellectual Property, page 32

   2. We note your response to our prior comment 5 and reissue in part. Please disclose the jurisdictions in which
the applications for each patent family have been filed and the expiration dates for
the applications of each patent family.
 Nicholas Vita
FirstName  LastNameNicholas Vita
Columbia Care  Inc.
Comapany
January 14,NameColumbia
            2022         Care Inc.
January
Page 2 14, 2022 Page 2
FirstName LastName
Results of Operations, page 120

3. We noted your response and revised disclosures related to prior comment 7. Regarding your explanations for the increase and/or decrease in revenues, cost of sales and gross profit, please address the following in revised disclosure for each period presented, as applicable:
             You noted that your revenues are predominantly generated by retail sales. We note that during the nine months ended September 30, 2021, retail sales represented approximately 76% of net revenues. Please explain how the remaining 25% of your revenues are generated and explain the increase or decrease in this revenue to the corresponding period.
             Clarify what "new market development" relates to and how this impacted your gross profit.
             On a related note, please revise your disclosures throughout your document to maintain consistency regarding the significance of other market or product development. For instance, you disclose that revenues from outside the U.S. are immaterial, but you disclosures elsewhere in the document seem to suggest significant activity in those markets.
             Clarify what "growth in our existing markets" relates to and how this impacted your gross profit.
             Clarify why "same store sales" increased from prior period (i.e., disclose the extent to which such growth was from volume and/or price).
             You noted that during the nine months ended September 30, 2021 you experienced
             "$69,683 of organic growth as a result of increase in same store sales year over year."
             You also noted that during the nine months ended September 30, 2021 you
             "experienced an increase in cost of sales of $68,821 related to an increase in same store sales year over year." This would appear to indicate that gross profit increased
             $862 in same store sales year over year which represents less than 1% of the increase in gross profits. If this is true, please provide additional disclosure to identify and address this trend.
             Clarify how your recent acquisitions contributed to the increase in gross profits (i.e.
             products acquired have lower cost of sales or visa versa). Reliable data on the cannabis industry is not available, page 124

4. Please revise the last sentence under the heading to avoid the implication that the company is not responsible for the disclosure in the registration statement. Also, please tell us why is it appropriate to include the 2021 and 2026 market projections on pages 18-
         19 if they are based on unreliable market data.
Non-GAAP Measures, page 148

5. You continue to present Adjusted EBITDA margin on pages 25 and 26. Please address the following:
             Revise your disclosure to include Adjusted EBITDA Margin as a non-GAAP
 Nicholas Vita
FirstName  LastNameNicholas Vita
Columbia Care  Inc.
Comapany
January 14,NameColumbia
            2022         Care Inc.
January
Page 3 14, 2022 Page 3
FirstName LastName
              measure and provide the required disclosures. Refer to release No. 33-10751.
                Further, tell us how you considered whether your disclosure of Adjusted EBITDA margin on pages 25 and 26, without balancing with actual GAAP information represents undue prominence.
Item 8. Legal Proceedings, page 151

6. We refer to your response to our prior comment 10 and note your disclosure that there is uncertainty whether there will be regulatory approval for the proposed settlement in the
         New York Proceeding. Accordingly, please revise this section to quantify the dollar value of the relief sought by the claimant in the New York Proceeding.
Item 10. Recent Sales of Unregistered Securities, page 154

7. We note your response to our prior comment 11 and reissue. Please revise your disclosures concerning each of the private placements to identify the exemption relied upon for the exemption and the facts supporting reliance upon that exemption from registration.
Columbia Care Inc. Notes to the Consolidated Financial Statements
Segment, geographic areas and customers information, page F-10

8. We noted your response and revised disclosure to prior comment 15. We also note your sales product mix presentation on pages 27 and 28 and the fact that Green Leaf
         Medical, LLC provides disaggregated revenue information on page F-136. It appears that disaggregated revenues information is available and would be valuable to a reader's investment decisions. As such, please provide the disaggregated breakdown disclosures pursuant to ASC 280-10-50-40 in the notes to the financial statements. If such information is not available, disclose that fact.
Revenue Recognition, page F-16

9. Please address the following regarding your responses and revised disclosure related to to prior comments 7 and 16, including your disclosure that approximately 25% of your revenues are not generated by retail sales:
             As previously requested, revise to separately quantify each of your other revenue streams, including management services and your Columbia National Credit card program, and disclose your revenue recognition policy for each. If you believe your additional revenue streams are immaterial, tell us the amounts
             related to that programs, and disclose that assertion. As such, ensure to balance your disclosure of such programs elsewhere in your filing to consistently describe the significance of these programs.
             Revise to provide footnote that disclosure that clearly presents the assets, liabilities, revenues and expenses related to your Columbia National Credit card program, and the line items in which those amounts are reflected.
 Nicholas Vita
FirstName  LastNameNicholas Vita
Columbia Care  Inc.
Comapany
January 14,NameColumbia
            2022         Care Inc.
January
Page 4 14, 2022 Page 4
FirstName LastName
                As previously requested, please quantify net sales discounts for each period presented and identify any significant adjustments to your estimates. If you believe your revenue adjustments are immaterial, tell us the amounts, and disclose that assertion.
COLUMBIA CARE, INC. AND TGS GLOBAL, LLC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS, page F-116

10. Please address the following regarding your unaudited pro forma condensed combined statements of operations:
             You disclose on page F-116 that pro forma information is derived from the TGS
              Global LLC's historical unaudited condensed combined statement of operations for the fiscal year ended June 30, 2020 included in this Form 10 filing. However, the condensed combined statement of operations line items for TSG Global LLC do not
              agree to the TSG Global LLC   s historical unaudited condensed
combined statement
              of operations for the period ended June 30, 2020 on page F-109.
             Please revise the header to the unaudited pro forma condensed combined statements of operations on page F-117 to properly identify the period covered by the TSG
              Global LLC   s historical unaudited condensed combined statement
of operations
              column.
             Please revise accordingly and provide additional quantitative and narrative disclosure about the period excluded from or included more than once to inform readers about the effects of unusual charges or adjustment in the omitted or double-counted period.
              If you used a period ending on other than June 30, 2020, for the TSG Global LLC column, please tell us why and provide us with your basis for doing so. Refer to
              Article 11 of Regulation S-X including paragraph 11(c)(3). COLUMBIA CARE INC. AND GREEN LEAF MEDICAL, LLC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS, page F-171

11. Please address the following regarding your historical unaudited condensed combined statement of operations presented on page F-172:

                The condensed combined statement of operations line items to the Green Leaf
              Medical LLC's historical unaudited condensed combined statement of operations for the period ended March 31, 2021 do not agree to the Green Leaf Medical
              LLC's historical unaudited condensed combined statement of operations on page F-
              157. Please explain this discrepancy or revise accordingly and provide additional quantitative and narrative disclosure about the period excluded from or included more than once to inform readers about the effects of unusual charges or adjustment in the omitted or double-counted period.
                We note your disclosure in the fourth bullet point that
Greenleaf   s historical
              unaudited condensed combined statement of operations presents the period ended
 Nicholas Vita
Columbia Care Inc.
January 14, 2022
Page 5
           June 10, 2021. Revise to correct this disclosure as necessary. To the extent your presentation does present that period rather than the period ended March 31, 2021, please tell us how you determine that was appropriate in light of the guidance of
           Article 11 of Regulation S-X.
             You disclose on page F-170 various events in the subsequent footnote, including the fact that the subsidiaries of Green Leaf that were spun-off and not included in the acquisition. Tell us how you considered these transactions in your pro forma presentation for adjustments and/or narrative disclosure. Refer to Rule 11 of
           Regulation S-X.
             Please tell us why you have a separate pro forma presentation here reflecting the
           Green Leaf acquisition that does not reflect the TGS Global LLC acquisition. Revise to provide a single combined pro forma presentation reflecting all significant acquisitions as required by Article 11, or tell us how you determined your presentation was appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at (202) 551-6001 or Joe McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameNicholas Vita
                                                          Division of
Corporation Finance
Comapany NameColumbia Care Inc.
                                                          Office of Life
Sciences
January 14, 2022 Page 5
cc:       James Guttman
FirstName LastName